Exhibit 99.5
Earnings Call

Infosys Limited

Q2 FY2023 Earnings Conference Call

CORPORATE PARTICIPANTS

Salil Parekh

Chief Executive Officer & Managing Director

Nilanjan Roy

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head Investor Relations

analystS

Ankur Rudra

JP Morgan

Moshe Katri

Wedbush Securities

Ashwin Mehta

Ambit Capital

Jamie Friedman

Susquehanna

Zack Ajzenman

Cowen

Keith Bachman

BMO

Aniket Pande

ICICI Securities

Kumar Rakesh

BNP Paribas

Dipesh Mehta

Emkay Global

Nitin Padmanabhan

Investec

Sandeep Shah

Equirus Securities

Manik Taneja

JM Financial

Ravi Menon

Macquarie

Moderator

Ladies and gentlemen good day and welcome to the Infosys Limited’s Earnings Conference Call. As a reminder all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” and then “0” on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you Sir!

Sandeep Mahindroo

Thanks Inba. Hello everyone and welcome to Infosys Earnings Call to discuss Q2 FY23 financial results. This is Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is CEO and MD, Mr. Salil Parekh; CFO, Mr. Nilanjan Roy and other members of the senior management team. We will start the call with some remarks on the performance of the company by Salil and Nilanjan, subsequent to which we will open up the call for questions.

Kindly note that anything that we say that refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass on the call to Salil.

Salil Parekh

Thanks Sandeep. Good afternoon, good evening, and good morning to everyone joining the call and thank you for joining our call.

Our Q2 performance was strong with year-on-year growth at 18.8% and sequential growth at 4.0% in constant currency. Growth in Q2 was broad based with all industries and geographies growing in double-digits in constant currency.

Growth in constant currency in the first half of FY2023 was 20.1%, compared to the first half of FY22. This momentum is accompanied by a strong pipeline of large deals and the highest large deal value in the last seven quarters of $2.7 bn, 54% of this was net new. These elements are a clear reflection of the deeply differentiated digital and cloud capabilities we have developed that are highly relevant to our client’s strategic priorities.

Our digital revenues are at 61.8% of our overall revenue and grew 31.2% in the quarter in constant currency terms. While digital continues to see some strong growth rates, we are seeing acceleration in growth trajectory of our core services this quarter. This is due to our industry leading automation capabilities and reflects an interest among clients towards cost optimization programmes. We also see this in our large deal pipeline with strong focus on cost reduction programmes.

While we do not generally share the specific amount of our cloud revenue, we are delighted to share that in Q2 our cloud revenue was larger than $1 bn showing tremendous strength of our cloud services, especially our industry leading Cobalt capabilities.

Several examples of client transformation demonstrate the value we deliver –

-	A European telecommunication company is closely engaging with us to accelerate their business growth and prepare for a digital future.
-	An aviation giant is working with us to digitally advance the engineering of the product development and emerging aircraft programmes.
-	A fast-growing logistics company is working with us to secure the cloud environment and build greater resilience into their operations.

These examples and several others showcase our commitment to deliver value for our clients and the trust and confidence in our expanding digital capabilities.

Strong growth this quarter was accompanied by operating margin expansion of 150 basis points. The operating margin for the quarter was 21.5%. This was because of cost efficiency, optimization in large deals and currency benefits. Nilanjan will provide more colour on this.

Our H1 operating margins are 20.7%.

Our attrition has now been decreasing for the past three quarters including this Q2 on a quarterly annualized basis.

While the overall demand environment continued to be healthy as reflected in broad-based growth and robust large deal pipeline, we also see signs of cautious behavior by clients due to macro concerns. Apart from slowness in the mortgage segment of financial services and the retail industry segment we talked about last quarter, we see emerging concerns in high-tech and telecom industry segments in the form of reduced spend especially towards discretionary programmes. We are well positioned to help our clients with their digital agenda and their cost agenda. Growth in our digital and core services demonstrate that. As the macro environment evolves, both of these components of our business will help us to be appropriately positioned with our clients.

We have initiated a pivot to focused cost programmes within our large deal pipeline. Our operating model and offerings are agile to deliver value for clients in this evolving macro environment.

In keeping with capital allocation policy, the Board has announced a share buyback of 9,300 Crores or $1.13 bn and an interim dividend of approximately 6,940 Crores or $850 mn.

Our H1 performance of 20.1% growth in constant currency and robust large deal signings in Q2 give us the confidence to change our revenue growth guidance, which was at 14% to 16% earlier to 15% to 16%, even as we are seeing emerging concerns that we talked about earlier.

Our ability to grow at strong rate and take market share gain is a clear validation of the relevance, depth and breadth of our service offerings and deep client relationships. We change our operating margin guidance for FY2023, only for this year to 21% to 22%, which was earlier 21% to 23%. We anticipate, we will be at the lower end of this range.

With that let me request Nilanjan to share other updates.

Nilanjan Roy

Thanks Salil. Good evening everyone and thank you for joining this call.

Q2 revenues grew by 18.8% year-on-year and 4% sequentially in constant currency terms. All business segments and geos grew in double digit year-on-year in constant currency. Specifically, North America grew by 15.6%, Europe by 28.5%, Manufacturing by 45%, EURS by 24.3%, Communication by 18.4%, and Retail by 15.4%.

Digital revenues constitute 61.8% of total revenues and grew by 31.2% year-on-year in constant currency. Revenue growth was 20.1% in constant currency terms in H1 2023 over H1 2022.

Client metrics remained strong with year-on-year increases in client count across revenue buckets. Number of $50 mn clients increased by 15 to 77, while number of $100 mn clients increased by 4 to 39. Number of $300 mn clients increased to 5 from 2 in the Q2 last year reflecting our strong ability to mine top clients by providing them multiple services.

Employee count increased by approximately 10,000 to 345,000. Utilization excluding trainees was 83.6%. Onsite effort mix remained flattish at 24.4%. Quarterly annualized voluntary attrition came down further by another 2.5% during the quarter. This is also starting to reflect in reduction in our LTM attrition numbers which reduced to 27.1% compared to 28.4% in Q1. We expect attrition to reduce further in the coming quarters.

Q2 operating margin stood at 21.5%, an increase of 150 basis points QoQ. The major components of QoQ margin movements were as follows:

-	The margin tailwinds of 70 basis points comprising of rupee depreciation partially offset by cross-currency,
-	90 basis points from cost optimization including large deal optimization, RPP increase, etc., partially offset by lower utilization,
-	40 basis points from reduction in subcons spends,
-	These were partly offset by headwinds of approximately 40 basis points from compensation related increases and impact.

Q2 EPS grew by 11.5% in rupee terms on a year-on-year basis.

Our balance sheet continues to remain strong and debt free. Consolidated cash and investments were $4.8 bn at the end of the quarter. Free cash flow for the quarter was $589 mn implying conversion of 79% of net profits. Free cash flow generation is typically low in Q2 due to higher tax payout in both India and the US. ROE increased by 1% year-on-year to 30.8%.

Yield on cash balances increased to 5.8% in Q2. DSO increased by 2 days sequentially to 65 reflecting higher billing done during the quarter.

Coming to segmental performance,

We signed 27 large deals in Q2 with a TCV of $2.74 bn with 54% net new. 5 large deals in Financial Services, 4 each in Retail, Communication, Energy Utility Resources and Services and Hi-Tech segments, 3 in Manufacturing, 2 in Life Sciences and 1 in Others verticals. Region wise 18 in America, 6 in Europe, 1 in India and 2 in the Rest of the World.

Growth in Financial Services segment continues to be strong backed by large deal wins, account expansion and new account opening. We continue to see acceleration in cloud adoption in the FS sector and are working with many of our clients in cloud migration, cloud management, and other cloud-related platform deals.

In Retail we are seeing focus on digital consumer engagements, supply chain transformation initiatives; cost optimization, legacy modernization and new in-store capabilities. There are, however, some pockets of slowdown in different cycles especially for fashion/apparel retail and general merchandisers. We have a healthy mix of outsourcing and digital deals.

In Communication segment we are seeing healthy order pipeline and deal conversion, but we expect cost pressures from client side with impact on budgets especially for traditional services due to macroeconomic concerns.

Energy, Utility, Resources and Services segment reported robust and steady growth backed by strong large deal wins. The cost take out initiatives continue to take momentum in the vertical.

Manufacturing segment growth continues to remain strong and broad based along with steady flow of new deals. We see continued tech spends by customers driven by the need to increase security posture, migration to cloud, increase the productivity by transforming to smart factory, transitioning to smart products and other broader digital transformation initiatives.

In smaller verticals like Hi-Tech as well we are seeing some increasing cautiousness amongst clients around discretionary spend and consequently, there have been some delays in deal closure.

For digital services capabilities, in Q2 we have been ranked as leader in 19 ratings in the areas of public cloud, tax, design experience, automation, and data and analytics.

We remain committed to maximizing our total shareholder returns and in line with the capital allocation policy of returning 85% of free cash over the period, the Board has recommended the following:

-	an interim dividend of 16.50 per share for FY2023 versus 15 per share for FY22; this is a 10% increase in dividend per share.
-	Buyback of equity shares of up to 9300 Crores through open market route post approval of shareholders at a maximum buyback price of 1,850.

We believe our progressive capital allocation policy continues to provide predictability to our shareholders.

Although there is a gradual abatement of talent cost pressures, they continue to exert pressures on the cost structures and hence will need to be countered by our various cost optimization measures including rationalization of subcons, flattening of the pyramid, increasing automation, reducing onsite mix and engage with clients to increase pricing.

While H1 growth was strong we expect H2 growth to be impacted due to seasonality comprising of furloughs and lower working days. The revenue guidance for the year is changed to 15% to 16%.

As we mentioned in the last quarter earnings call FY2023, operating margins would be at the bottom end of the guidance band. We are now narrowing the guidance range to 21% to 22% for FY2023 and we expect to be at the lower end of the range.

With that we can open the call for questions.

Moderator

Thank you very much. Ladies and gentlemen we will now begin the question and answer session. We will take our first question from the line of Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

Thank you and good evening. The first question is for Salil, you mentioned the macroeconomic conditions, in that context could you elaborate how realistic or conservative your guidance is for the second half and also what has been the nature of the client conversations in the last month or so and have you seen any impact on the pipeline refill rate in this period?

Salil Parekh

Thanks Ankur. On the guidance, I think what we saw was very strong large deals in Q2. We had great growth in Q1 and Q2, we continue to see overall pipeline for large deals is quite strong, in fact, it is larger than it was in the last couple of quarters. We also see the macro points that I shared earlier, specifically mortgages in financial services, some aspects of retail or hi-tech or telecom. So, keeping all that in mind we came with a view on the guidance which was 14% to 16% earlier and now moving it to 15% to 16% which is the higher end of that band.

The conversations with the clients we have seen for this quarter, our digital business has grown over 30% and our core services have also grown. We see in our pipeline a good focus on cost programs and on the growth programs. And, there are clients in different sectors at different intensity looking at both of those, so the conversation depends more on the context that the client is in. We feel that given these two engines that we have we are somewhat well prepared for the evolving macro environment.

Ankur Rudra

Thank you. Nilanjan clearly great to see the margins back in the band and the extent of margin recovery in the quarter. Could you elaborate if there were any special interventions that were taken that drove this change in the quarter or perhaps with respect to wage increases or something else and if there is any one-offs within this? Thanks.

Nilanjan Roy

Ankur as we explained, I think our cost optimization engine continues to chug along well. I think working on the pyramid, working on subcons - this was something which was very apparent, you would have also seen the numbers QoQ. So I think it has been an overall continued focus across and we have seen that benefit helping us. But for the year, as we know we are still at 20.7% and we have a guidance of 21% to 22% and we said we will be at the bottom end of that range, so we still have ways to go. Of course, this is going to continue - the conversations on pricing, etc. with clients, like I mentioned in the earlier press conference that our discounts definitely have come down. We continue to push our sales force on how to go and approach clients on this. So, this is a long haul on pricing but at least the discussions have started around this.

Ankur Rudra

Just one clarification in your margin breakup that you have highlighted before- the impact of compensation increases seemed a bit light, is there any change in the compensation trajectory over the next two or three quarters or if you do not mind may be elaborating that part a bit more?

Nilanjan Roy

No, there was nothing. This is largely for the Q1 that we had the biggest impact, Q2 was more for the mid senior level of folks so I do not think there is anything unusual in that.

Ankur Rudra

Appreciate it. Thank you and best of luck.

Moderator

Thank you. Our next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Thanks for taking my question and a good quarter. So on your point of clients being cautious beyond longer sales cycles and delayed deal closures, are we also seeing project deferrals or project cancellations or are we not there yet, but obviously this would be us playing the 2008 kind of slowdown playbook, so I just wanted to get some more color on that?

Salil Parekh

I could not hear properly but what I understood was, are there any project cancellations or other such things in the quarter, if that is the question, we did not see any project cancellations in the quarter. We saw some slowness in discretionary spend within the macro segments that I mentioned. For example, in Hi-Tech we saw that, we saw some in Telco, we had mentioned last quarter in mortgages within financial services and the parts of retail industry. That is how we saw it for this quarter.

Moshe Katri

How would you categorize the discretionary spend, is it predominantly cost takeout?

Salil Parekh

For that, the discretionary spend are more spends which support transformation programs - is the way we see it. For the cost programs those are different – more targeted or fixed spends.

Moshe Katri

Do you have any views about the budget cycle for next year, do you think we will see any slippage? i.e., rather than budgets being all set and ready sometime by January, maybe we see some sort of a slippage because of the macro?

Salil Parekh

So today, what we are seeing is within our large deals pipeline there is a large number of programs which are cost related and we see our own core services growing. What it shows us is there is an interest from clients on both - some elements of digital and now also on elements of cost. On the budget cycle, this is the quarter in which we will start to get a sense for the calendar year budget, so it is not something that we have within a grasp from the previous quarter. In the next few months we will start to see that.

Moshe Katri

Just final point just a slight detail can we get the number in terms of subcontractor costs for the quarter as a percentage of revenues?

Nilanjan Roy

It is 10.1% now

Moshe Katri

Thank you very much.

Moderator

Thank you. Our next question is from the line of Ashwin Mehta from Ambit Capital. Please go ahead.

Ashwin Mehta

Thanks for the opportunity. I had a question on what is happening in the manufacturing vertical in terms of margins because we had a $46 mn incremental revenue addition but our segmental profitability bumped up by almost $49 mn, so that seems to have helped our margin by almost 100 bps plus, so wanted to get some color on what exactly is happening there. And then a clarification on our cloud revenues you mentioned is now above $1 bn, so is it on a quarterly basis or on an annual basis?

Nilanjan Roy

For the manufacturing margins, I think the same question many of you had in the previous quarter, and we took heed of that advice and we have worked on making sure our manufacturing margins across deals and large deals improve. And yes we have plans on how deals evolve over a period of time and that should give us comfort. This is what we have over the last four to five years of how we approach large deals and large deal margin improvements. And of course, the other cost optimization levers across the entire manufacturing which helped the other sectors as well. The second question I did not clearly get.

Ashwin Mehta

I want to get a sense in terms of the cloud revenues that you mentioned of $1 bn plus, is it for this quarter?

Nilanjan Roy

It is for this quarter $1 bn plus.

Ashwin Mehta

Thanks and all the best.

Moderator

Thank you. Our next question is from the line of Jamie Friedman from Susquehanna. Please go ahead.

Jamie Friedman

Again let me echo the congratulations on the robust results. I am sorry to come back to the macro Salil but in the instance that there were recession, is that contemplated in the guidance?

Salil Parekh

Thanks for your question. The way we look at it today is - the guidance is for our financial year which is two more quarters, we have kept in mind what we have done in Q1 and Q2 and a very strong large deals number that we had in Q2 with 54% net new. We have also kept in mind the seasonality which all of you know, for example in Q3 there will be some impact with furloughs and typically Infosys has more seasonality in Q3 and Q4. And then we built in what we see today of the macro environment specifically those industry segments that I talked about where we see some of the slowing. Keeping all that in mind we built this guidance for the revenue growth given where we are, that is what we factored into the guidance update.

Jamie Friedman

In terms of the potential transition from transformational work to cost containment, you are obviously very well positioned for both, is there a gross profit or margin difference for the same quantum of work like dollar transformation versus a dollar or cost containment, how do we think about the margin implications from that transition?

Salil Parekh

As you pointed out, we see growths today in both of these engines which is a huge positive for Infosys, it is something where we are very differentiated from many of our peers. The margin profile is not so much differentiated on the type of work, there are different scenarios in the margin profile, for example, depending on the scale of the entire industry, the geography, in general we will see that at aggregate level, so aggregate cost program, aggregate transformation programs we will have similar margin outlook. So we do not consider today that pivot itself has any positive or negative impact on margin. However, as Nilanjan was pointing out we have a very strong internal cost program which he and the team has put in place and that will continue to give us benefit in either of the scenarios.

Jamie Friedman

Thank you so much. I will join back in the queue.

Moderator

Thank you. Our next question is from the line Bryan Bergin from Cowen. Please go ahead.

Zack Ajzenman

Hi, this is Zack Ajzenman on behalf of Bryan. First question that we have is on the revenue per fulltime employee, looks like it is trended lower for multiple quarters now can you give us a sense of the dynamics here, what the expectation is going forward?

Nilanjan Roy

This is directly reflecting our utilization as well. So, like I mentioned in fact pricing has been actually stable to positive this quarter, but revenue per employee is across entire headcount of the company and we have put so many freshers in both in our training programs in Mysore and on the bench. So, this is just a mathematical number around revenue per employee, it is not indicating anything about pricing really. There is also cross-currency impact as well, as you can imagine because only 68% odd of our revenues are in dollars, 32% are on currency outside dollars and those have depreciated, so just as a pure metric it will also automatically come down.

Zack Ajzenman

Understood make sense and followup is more of a broader one on the macro, so more industries are seeing caution now we have heard Hi-Tech and Telecom this quarter in addition to what we heard in the prior quarter, are there any other specific areas that are expecting to get worse going forward based on line of sight here?

Salil Parekh

What we are seeing today is in the areas that you just mentioned and that reflects in some of the discretionary spend which is slowing. We also see that the large deals pipeline is at a very strong level, so we see somehow some balance in the cost programs also becoming a part of the large deals pipeline, but in terms of the macro we will see those areas as of today that we are watchful and making sure we have early signs if any other areas show this sort of a point in the future.

Zack Ajzenman

Thank you.

Moderator

Thank you. Our next question is from the line of Keith Bachman from BMO. Please go ahead.

Keith Bachman

Thank you for taking the question. I wanted to ask you about the sensitivity of your margins to revenue growth and more specifically what I want to see if you could address this, we look at over the horizon the calendar year 2023, if revenue growth were to slow to something like 10%, just to pick a number, how sensitive is that growth rate to margins and specifically what I am asking, could you reduce the subcontractors and or just let attrition take your headcount lower such that you could maintain your 21% kind of operating margins or just any characterizations on how we should be thinking about the sensitivity of operating margins to the growth rate which I think you can tell by the question, a lot of industry is concerned, growth will continue to slow as we look a little bit longer term than your fiscal year? Thank you.

Nilanjan Roy

I think you have answered most of the questions. Reality is that we can predict our operating margin quite fast and fundamentally in the IT services business, the operating leverage element is quite small compared to other fixed cost businesses. So you can in terms of both the points like you mentioned, first the intake of laterals or intake of freshers, gradual attrition, the subcons, all these four literally by quarter and you can pivot on these to get cost structure in line. So, I do not think it is a big drag unlike high fixed cost industries, so in that sense in the past also we have seen it. A perfect example I would say, the COVID period wherein six months pretty much everybody in the industry when they were seeing negative growth had pivoted at least from the margin front, we did not degrow during that time, but nonetheless given the slower growth at that time we were able to pivot our entire cost model.

Keith Bachman

I was not asking you to guide margins, I was just asking for the sensitivity, what you think about, you can manage your cost structure regardless of the revenue growth rate to sustain margins even if growth were to slow.

Any comments more specifically on how we should be thinking about attrition, as you said you will move it lower, but should we thinking kind of point of quarter or how should we be thinking about attrition as we look at to the end of fiscal year and that is it from me. Thank you.

Nilanjan Roy

So I think like Salil has mentioned, we have three consecutive quarters of decline, 2.5% decline in this quarter itself and indicators improve going into Q3, because we have in a lot of geographies like 90-day notice period and that gives us a reasonable view of what is coming ahead and we continue to see that the figure of attrition going down.

Keith Bachman

Many thanks.

Moderator

Thank you. Our next question is from the line of Aniket Pande from ICICI Securities. Please go ahead.

Ankit Pande

Thanks for the opportunity. I just have two questions. Salil, I wanted to understand the trend of your TCV number, I wanted to understand how the mix between cost optimization and transformation deal changed since last three quarters and has the deal tenure increased now as compared to before?

Salil Parekh

Thanks for the question. First, on the large deal pipeline itself or are you asking on the TCV, we declared as large deals.

Aniket Pande

The trend between the TCV actually. And how the mix has changed between cost optimization and transformation?

Salil Parekh

On the large deals itself, we have looked at it within our numbers, so that is not information that we have shared outside. What I can share with you is what we see in our pipeline today is a good focus on cost programs and we are also seeing because of the growth of core that I shared earlier that we have both sides growing, of course digital growing over 30% and we also see now the cost programs which is core also growing.

Aniket Pande

Thank you. Last question, if I turn to pricing, so just wondering what the tone and tenure of pricing conversion has been, how they have progressed since last two quarters and right now, how are you building that in? Thank you.

Nilanjan Roy

Like we said, it is horses for courses, it is client specific, it is whether there is a new deal, there is a renewal, is it FP deal, is it a T&M, is there a COLA clause, it is really complex. We have seen discount, which used to be a quite large in terms of pricing, in terms of renewal etc., that definitely has come down. There is a lot more focus on the clients, and the clients also appreciate that because they are seeing the same impact on their attrition etc.. Some we have seen in terms of COLA clauses, we have seen a larger implementation of that - being able to push as the COLA increases. In some cases, you have to show more value to the customers in terms of digital rate card - so what you have been able to offer to client in terms of transformation dollars. So like I said, it is varied across clients, but it is going to be a long haul, we never said it is going to easy and that continues.

Aniket Pande

Thank you.

Moderator

Thank you. Our next question is from the line of Kumar Rakesh from BNP Paribas. Please go ahead.

Kumar Rakesh

Good evening team and thank you for taking my question. My first question, Salil, can you help us understand on the deal win side, so we have seen quite a sharp acceleration in deal win especially in the new deal side, which has almost doubled both quarter-on-quarter and YoY basis. At the same time, we are talking about some caution coming in at some of the verticals and some of the clients taking more cautious stance. In that context, what is driving the sharp increase in our new deals wins, is it that these discussions of caution are still at the CXO level and we are yet to see the impact of that in the deal wins or these concerns are getting compensated by a higher focus on the cost side?

Salil Parekh

Thanks Rakesh. The deal wins I think represent the strength that we have on both sides of the capabilities - on digital and on core, automation. So what we have seen today is we have the ability to be appropriate for clients depending on what macro they are facing and as the overall macro evolves, we have both sides ready for that. There my sense is we have sort of differentiation from our peers with this approach. We have also put a little bit more emphasis within our pipeline to actively look at automation, cost deals with our clients, so that is driving it. Having said that, it is also to be kept in mind that large deals are deals which are over $50 million for us and we have always maintained that there is no sort of quarter-on-quarter trend on this. It is more to look at for that quarter and that is also something to keep in mind.

Kumar Rakesh

Got it. Thanks for that. Second question was for Nilanjan, you have talked about margin band and margin coming closer to 21% and we have already been 21.5% in this quarter. So, that effectively implies we are not expecting sequential margin improvement meaningfully from here on and that is in the context when we are talking about supply side concerns have started easing and our subcontractor cost is also coming down. So, where do these two points meet when the supply side issues are resolving, but we do not expect margin to expand from here on this year?

Nilanjan Roy

First, we are at 20.7% for H1 and the guidance is 21% to 22%. We are also going into Q3, Q4 – seasonally weak quarters because of furloughs, lower working days and those straightaway dropdown to margins. Yes, we are seeing some of the benefits which we are getting from lower attrition figure, and all these basically play into the guidance which we have given for the year.

Kumar Rakesh

Got it. Thank you that answers my question.

Moderator

Thank you. Next question is from the line of Dipesh Mehta from Emkay Global. Please go ahead.

Dipesh Mehta

Thanks for the opportunity. Two questions first about moderation in revenue growth trajectory which you are implying from the revised guidance. So can you help us understand you eluded some of the segments which are likely to be softer but even after considering there seems to be some sizable moderation which is happening in next two quarters. So if you can provide some sense whether any specific industries where you are seeing more weakness or client specific situation. Second thing is about the deal intake. Now you indicated about cost efficiency program and cost take out programs showing uptick. Do you think it would lead to a higher deal TCV closures in next few quarters? And on mega deal - how the mega deal pipeline is picking up - if you can provide some progress or are clients deferring those decisions. Thanks.

Salil Parekh

Hi, I did not follow all of your questions. The first one I think you are talking about the future Q3, Q4 growth in the segments. If that is the question, we do not give more color for future growth firstly by quarter or by segment. But overall, I go back to what we shared earlier that the macro environment has some areas which we are looking at with more caution. Our overall large deal pipeline is strong, and both sides of our engine, digital and core and automation are doing well. I did not follow the next point.

Dipesh Mehta

The second question was about the cost efficiency program or cost take out generally they are large in TCV because of tenure and overall volume efficiency which clients are generally expecting considering the mix is now tilting towards those programs compared to discretionary digital program, do you think deal TCV will be showing uptick which we have seen even in Q2 which will is seven quarter high kind of deal TCV.

Salil Parekh

So on the cost optimization we see good discussions of that with our clients, in some of the industries we see more of that, in others at a moderate level. So, that is where we are seeing a good traction which is also showing up in the growth of core services. Deal TCV again - in a quarter-by-quarter basis it can go up and down because these are deals over $50 million and these deals take some time to build up. As Nilanjan shared, it is 27 deals in Q2, but if I look on an annual cycle there is a good way of looking at large deals across years. So on a quarter-on-quarter basis we do not have a like a simple way where we forecast it, it can go up and down there.

Dipesh Mehta

Let me rephrase the question. Do you think that size of the deal between digital and cost take out by nature cost take out it will be larger in size or you do not think any such thing.

Salil Parekh

The size of the deal sorry I did not follow that. No I do not think so because sometimes we have a very large digital transformation program of the client and sometime there could be large modernization plus cost efficiency program, sometime there could be only cost efficiency program. So it is not like one is larger and one is smaller.

Dipesh Mehta

Understood thank you.

Moderator

Thank you. Our next question is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Hi good evening, thanks for the opportunity. I wanted to ask on the client performance this quarter. So I think most of the revenues have come from the non top 25 and top 25 has been relatively soft. So just wanted your thoughts on, do you see that softness sort to continuing and do you think the remaining can sort of hold up, so that is the first question. The second one is I think over the past two years there were lot of smaller size deals that sort of was a reasonable mix overall and that sort of led to faster velocity and deal conversion, deal to revenue conversion. Do you think in the new sort of setup wherein it is more cost optimization the deal to revenue conversions should slow down or there is no such thought process there. Thank you.

Salil Parekh

I will start with the second one. In general at a higher level there is no big correlation between the conversion of a deal to revenue. Sometimes there is an immediate large impact because there is early transformation, sometime there is rapid transition and other time it is more drawn out in the size, specifically large deals which is more than $50 million. So, there is no real link to conversion like that which is you can correlate to something.

Nilanjan Roy

I think the question was about the 25 clients they declined from 36.3% to 35.3%. I do not think there is anything really impacted. But one thing to be kept in mind is there is a lot of cross currency applicable during this time, so there could be clients in certain geographies like Europe etc., who could be in the mix but nothing we have seen unusually in the top 25 slowing down or anything like that.

Nitin Padmanabhan

Sure fair enough. Just one last quick one from my end how big is the capital market for us within the financial services piece because I thought that should normally be a cause for concern but I have not heard that in any of the calls so far so just wanted your thoughts on the same.

Salil Parekh

So we typically do not breakup the segment beyond what we have given in financial services. We have a very good business in capital markets across the board. The whole financial services has insurance, asset management and capital markets among other things.

Nitin Padmanabhan

But is there any slowness that you are seeing within that piece - that was not a call out at all, so just curious.

Salil Parekh

So the ones we called out at this stage were related to what I shared earlier which was on mortgages in financial services, parts of retail, high-tech and Telco.

Nitin Padmanabhan

Thank you so much and all the very best.

Moderator

Thank you. Our next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Thanks for the opportunity. So the ask rate to achieve the guidance is 0 to 1.2% in the next two quarters which looks softer despite a strong deal wins, also we are talking about more cost optimization deal coming along with the digital deals. So, is it a client specific issue or is it higher than abnormal furloughs are we factoring or this is more a conservative way of looking at things because of the higher macro issue in the second half and I have a follow up which I will ask later.

Salil Parekh

So there first what we are seeing typically as you know the Q3 has furlough - we have not estimated anything higher or lower, we have essentially had a sort of a similar estimate to previous year. We typically have more seasonality for us in the past year in both Q3 and Q4 so that is what we have estimated. And then for the macro what I shared earlier is the sort of color that we put as we were developing the guidance and then we factored in the large deal. So, there is no additional view to say whether it is conservative or not conservative, if those factors are taken into account to develop the guidance.

Sandeep Shah

The follow-up is the question to Nilanjan. So if I look at we are implying a EBIT margin guidance of 21.3% in the second half versus 21.5% in the second quarter, this is a QoQ decline versus Nilanjan your first quarter comment was into Q3, Q4 we may see a QoQ increase in the margins and the way we are in terms of the utilization as well as likelihood of lower subcontracting cost, likelihood of lower pass through cost is it fair to say again on margin we are conservative or there are some additional cost headwind which we should be aware about.

Nilanjan Roy

No I do not think it is conservative. I think we are realistic in our margin projections. We see certain headwinds, we see some impact of furloughs, some of the attrition impact will come, some of that will be in sub-cons etc. With the seasonality of the volume, we do not have growth as a lever really in terms of operating leverage. So SG&A for instance is where we think we have some operating leverage. So, these are multiple things and that is all factored into the figure that we have given for our H2 and full year.

Sandeep Shah

Just last thing on the variable pay it looks like in the first quarter we might have paid 70%. How was the variable pay payment in the second quarter, is it a headwind or a tailwind on a QoQ basis.

Salil Parekh

So on variable pay we do not share that number externally as you know. We will come back with what we do from an internal basis when we disclose it internally.

Sandeep Shah

Thanks and all the best.

Moderator

Thank you. Our next question is from the line of Manik Taneja from JM Financial. Please go ahead.

Manik Taneja

Thank you for the opportunity. Just had one clarification question related to the margin performance or the margin improvement this quarter when one looks at our cost schedule, you said subcontracting expenses are down by about 120 BPS while in your opening remarks you suggested that subcontracting expenses are down 40 BPS so just to understand if some of the large deals cost optimization being captured in the cost of taking subcontractors.

Nilanjan Roy

Yes so I think that is the cost as a percentage of revenue, but the impact on margin is what is the premium you are paying to subcontractors vs. own employee so it is not a mathematical impact of subcontractor cost coming down from 11 to 10 - by that token if we say if we can bring down subcontractors to zero our margins can go up by 10%. So this is just the premium you are paying to the subcontractors which is impacting your margins. That is the 40 BPS.

Manik Taneja

One last question was with regards to the hiring that we have seen through the year we have already hit the full year hiring target in terms of the fresher intake how are we thinking about the fresher intake in the second half of the year given the fact that there have been some media reports of companies in the sector delay on fresher onboarding.

Nilanjan Roy

Yes, so like I said we had 40000 in H1 and we will be above 50000. We will get back later on the numbers but we will go above the 50000.

Manik Taneja

Sure thanks and all the best for future.

Moderator

Thank you. Our next question is from the line of Ravi Menon from Macquarie. Please go ahead.

Ravi Menon

Thank you and congratulations for excellent performance this quarter especially considering that utilization has dropped. Can you talk a bit about how you see headroom for utilization and margin improvement as attrition has started to decline?

Nilanjan Roy

Yes, sure so I think at 83.6% we are much lower than what historically we have been. The fresher which we have got in, we want to make sure that they are learning both at our training facility in Mysore plus on the bench. So we are very cognizant of not putting them into projects on day one and therefore we are ready to take a hit on the margins and utilization on account of this. We know this is long-term investment for us. We strongly believe the industry can only grow through fresher intake year-on-year and that is an investment we are ready to make and over a period of time. As the demand picks up and we are able to train them we can rotate them into project - so we are quite comfortable, and of course, we want to get this figure slowly inching back to the more comfortable 85% levels.

Ravi Menon

While you talked about concerns started to emerge in industry verticals like retail, high-tech, telecom and the mortgage subverticals, have we actually started seeing project cancellations or we are just seeing slower decision making for new programs.

Salil Parekh

So today where there are discretionary work we see slowness in that area. We will keep watch on anything else that starts to develop in those specific industry verticals.

Ravi Menon

So do we mean that there have been no cancellations yet?

Salil Parekh

So we do not see cancellations of programs, we see slowness in the discretionary part of the programs.

Ravi Menon

Okay, thank you so much best of luck.

Moderator

Thank you. Ladies and gentlemen that was the last question I now hand the conference back to the management for closing comments.

Salil Parekh

Thanks everyone for joining us. Just a few comments from me to close out.

In summary, first we really have both engines in our business digital and core growing which is very strong for us. Digital capabilities and Cobalt are resonating and core and automation we believe we have industry leading set of capabilities and that makes us ready for the evolving macro environment. We had large deals of $2.7 bn which we are delighted with and we have a very strong margin performance of 21.5%. So margin is clearly part of our focus and we have a strong internal cost program that will help us drive all of these things. Attrition is coming down so we see a huge impact of the initiatives that we put in place sometime ago. So overall we feel we have a good quarter and we are well position for the environment that is coming ahead in whichever scenario that evolves in that environment.

Thank you all for joining and we will catch up in a quarter or so.

Moderator

Thank you members of the management. Ladies and gentlemen on behalf of Infosys Limited that concludes this conference. Thank you for joining us and you may now disconnect your lines.